07021786

FILE No.: 82-5226

Skogn, 02 March 2007

SEC MAIL RECEIVED PROCESSING SECTION MAR 2007 WASH, D.C. 186

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

BEST AVAILABLE COPY

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

SUPPL

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Grøholt to step down as Norske Skog chair, dated March 1, 2007*

(2) *Demerging real property, dated March 1, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad
Oddrunn Ringstad

PROCESSED
MAR 16 2007
E THOMSON FINANCIAL

3/15

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Grøholt to step down as Norske Skog chair

Lars Wilhelm Grøholt, chair of the board of Norske Skog, has today notified Idar Kreutzer, chair of the company's nomination committee, that he does not wish to seek re-election at the AGM to be held on 12 April.

Grøholt has been chair of Norske Skogindustrier ASA since 2002.

"These five years have seen declining earnings and a challenging market," he comments. "The past two years have been especially demanding for both the board and the executive management, with many difficult and important decisions for the company."

A new chief executive and corporate management team were appointed in 2006, and a substantial turnaround process launched to reach the company's financial targets.

"I'm confident that the turnaround is well under way, and firmly believe that the company will reach its goals to the benefit of shareholders and employees," says Grøholt.

"I feel the time is now ripe to bring in new resources on the board, and have therefore notified the chair of the nomination committee that I will not be seeking re-election."

Norske Skog
Corporate communications

01.03.2007

Message to Oslo Stock Exchange

Demerging real property

As reported in a stock exchange announcement of 7 February, Norske Skog has initiated a process for demerging most of the company's real property in Norway which is unrelated to paper production. The resulting property companies will be placed in a sub-group wholly owned by Norske Skogindustrier ASA, and the group balance sheet will not be affected by the transaction. The most important properties are Klosterøya in Skien, the head office with the surrounding estate in Bærum and a farming and residential area in Trondheim.

Approval of the demerger has been given by the board and corporate assembly at meetings held today, with final approval scheduled for the annual general meeting on 12 April.

For legal reasons, Norske Skog cannot hold its own shares at the demerger date, which is expected to be in June 2007. The holding of own shares will therefore be sold in advance, with the clear intention of repurchasing a corresponding number of shares after the transaction has been completed. Norske Skog currently owns 631 731 of its own shares, but this figure will go down when the annual share sale to employees takes place during March.

Oxenøen, 1 March 2007

Norske Skog
Corporate communications

END